4000 Union Pacific Avenue
City of Commerce, CA 90023
Phone: (323) 980-8145
www.99only.com

April 4, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: William H. Thompson

Re:                             99 Cents Only Stores

Form 10-K for the Fiscal Year Ended March 30, 2013

Filed July 12, 2013

Form 10-Q for the Quarterly Period Ended December 28, 2013

Filed February 11, 2014

Response dated March 4, 2014

File No. 1-11735

Dear Mr. Thompson:

Set forth below are the responses of 99 Cents Only Stores LLC (“99 Cents”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 11, 2014 relating to the above-referenced filings.  For your convenience, we have recited each of the numbered comments from the Staff in italicized type and have followed each comment with our response.  References throughout this letter to “we,” “us,” “our” and “the Company” are to 99 Cents.

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 8. Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 57

11. Stock-Based Compensation Plans, page 81

Share Repurchase Rights, page 81

1.              We reviewed your response to comment 6 in our letter dated February 5, 2014.  Please help us better understand why no compensation cost is being recognized for these option awards referencing the authoritative literature that supports your accounting treatment.  In doing so, please address the following: a) It appears you concluded these option awards are, as of March 30, 2013, equity classified awards rather than liability awards.  If so, please confirm referencing the authoritative literature supporting the classification.  If not, please advise.  b) It appears you determined no compensation cost should be recognized since the option awards contain a performance condition, namely registration under the Securities Exchange Act of 1934 of Parent’s common stock.  If so, please confirm and if not, please advise. c) Reference is made to the third sentence in the second paragraph of your response.  This sentence states the performance condition only impacts the awards call right.  Please confirm the performance condition does not impact the vesting or exercisability of the award or otherwise advise.  If the performance condition only impacts the call right, please explain in detail why this would prevent compensation cost from being recognized referencing the authoritative literature that supports your conclusion.

Response to Comment 1:

a) It appears you concluded these option awards are, as of March 30, 2013, equity classified awards rather than liability awards.  If so, please confirm referencing the authoritative literature supporting the classification.  If not, please advise.

The Company confirms that as of March 30, 2013, all awards were classified as equity awards rather than liability awards. The Company considered ASC 718-10-25-5 and ASC 718-10-55-80 to 83 in order to determine the grant date for the awards, noting that all conditions precedent to establishing a grant date have been met. Specifically, there is a mutual understanding of the key terms and conditions of the option award at the grant date as option holders have knowledge of all of the key terms that must be satisfied in order for them to vest in the award and receive the related economic benefit. In addition, the grantees began to benefit from (or are adversely affected by) subsequent price changes of Number Holdings Inc. (“Parent”) shares upon issuance of the award.  The Company then considered ASC 718-10-25-11 to determine how the Parent repurchase right should impact classification of the awards, noting that there are no circumstances under which the Parent can be required to settle these awards by transferring cash or other assets.  ASC 718-10-25-11 states than an option with a “cash settlement feature that can be exercised upon the occurrence of a contingent event that is outside of employee’s control” will not result in liability classification if the event is not considered probable of occurrence.  The Parent repurchase right included within these awards is not within the employee’s control, and is contingent upon events that are not probable of occurring as of each financial period to date.

b) It appears you determined no compensation cost should be recognized since the option awards contain a performance condition, namely registration under the Securities Exchange Act of 1934 of Parent’s common stock.  If so, please confirm and if not, please advise.

The option awards contain two conditions that must be satisfied in order for the employee to benefit from the economics of the award. They are subject to both a service condition and a performance condition. If an employee that satisfies only the service condition of the award were to exercise the award, the shares are subject to a Parent repurchase right (under certain specific circumstances) and transfer restrictions. The transfer restrictions lapse upon the satisfaction of the performance condition (a liquidity event).

The transfer restriction, as well as the repurchase right, act as a forfeiture provision that enables Parent to reacquire shares issued at the lower of cost or fair market value prior to the repurchase rights lapsing under certain circumstances. There is no explicit provision regarding when the repurchase rights expire under the terms of the individual award agreements and 2012 Stock Incentive Plan (the “2012 Plan”). Prior to a liquidity event, any shares exercised from the option awards are subject to transfer restrictions.  Upon the registration under the Securities Exchange Act of 1934 of Parent’s common stock (“liquidity event”), the restrictions on transfer of the shares lapse. Thus, the employee would be able to realize economic benefit from the award upon a liquidity event.

As noted above, the only times that an employee can realize benefit from the award is upon a liquidity event or when they leave the Company for termination without cause or voluntarily with good reason. We have concluded that the circumstances that allow an employee to realize the benefits of ownership from a granted award result in the awards having a performance condition. The employee cannot realize any benefit for the options granted until the performance condition is met. Pursuant to ASC 718-10-25-20, accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition, and compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that performance condition will be achieved. As of March 30, 2013, the Company has determined that none of the terms that allow an employee to recognize economic benefit are probable.  As such, no compensation expense has been recorded.

c) Reference is made to the third sentence in the second paragraph of your response.  This sentence states the performance condition only impacts the awards call right.  Please confirm the performance condition does not impact the vesting or exercisability of the award or otherwise advise.  If the performance condition only impacts the call right, please explain in detail why this would prevent compensation cost from being recognized referencing the authoritative literature that supports your conclusion.

As discussed in 1b) above, the option awards contain two conditions that must be satisfied in order for the employee to benefit from the economics of the award. They are subject to both a service condition and a performance condition. The Company confirms that the performance condition does not impact the legal vesting or exercisability of the award, since those are subject only to satisfaction of the service condition.  However, an employee can only realize economic benefit from an award upon occurrence of a liquidity event (a performance condition), termination by the Company without cause or voluntary termination with good reason. None of these conditions were probable of occurring as of the date of the last balance sheet. Accordingly, no compensation expense has been recognized for these awards. As noted above, pursuant to ASC 718-10-25-20, no compensation expense would be recognized until achievement of a performance condition is probable.

Former Executive Put Rights, page 81

2.              We reviewed your response to comment 7 in our letter dated February 5, 2014.  As previously requested, please tell us the authoritative literature that supports your accounting treatment.  In addition, please tell us how these put rights would have been accounted for had they not fallen within the scope of the accounting for stock-based compensation literature.  Finally, in your response you state the put rights were cancelled by mutual agreement in the third quarter of fiscal 2014.  Referencing authoritative literature that supports your accounting treatment, please tell us how you accounted for the cancellation specifically addressing whether compensation costs previously recognized were reversed upon cancellation.  In doing so, please address whether the Gold-Schiffer Purchase described in the last paragraph on page 22 of Form 10-Q for the quarterly period ended December 28, 2013 settled the put right liability.

Response to Comment 2:

The Company advises the Staff that the put rights were included in the employment agreements entered into in January 2012 with certain former executives of the Company.  The put rights became exercisable in January 2013 upon separation of these executives from employment with the Company. In response to Staff’s question, we reviewed ASC 480 as to whether repurchase rights were freestanding instruments and not embedded in the existing shares owned by the former executives at the time of the January 2012 employment agreements. These put rights are freestanding instruments and were required to be bifurcated from the shares owned by these executives as the repurchase right was legally detachable from the shares owned by the former executives at January 2012.  Specifically, the executives could utilize any shares of the Parent’s common stock to exercise their put rights.  We have concluded that these awards fall within the scope of ASC 718 as they were granted to these executives in consideration of their future service with the Company and were part of their employment agreements. The put rights were contingent upon (a) the termination of the executive’s employment with the Company without cause or (b) executives’ termination of their employment with the Company for good reason, and the Company had control of the related contingency. As such, there was no expense on these awards until such time as either the termination of these executives without cause or these executives’ termination of their employment with the Company for good reason became probable. Additionally, the award would be recognized as a liability and be marked to market once deemed probable. The obligation to satisfy the put rights is not at the 99 Cents level but rather at the Parent level.  However, as 99 Cents is a 100% owned subsidiary of Parent, 99 Cents records stock-based compensation as additional equity contribution of Parent into 99 Cents. Beginning in the quarter ended March 30, 2013, which is when the put rights became exercisable, we began recognizing compensation expense for the put rights by measuring the fair value of the put rights.

In October 2013, Parent repurchased all equity and options from the former executives as part of the Gold-Schiffer Purchase.  At the time of the Gold-Schiffer Purchase, the fair value of the put rights was zero, as all of the options and shares held or owned, respectively, by the Gold-Schiffer family had been purchased at the fair market value of the Parent Class A and Class B Common Stock, which was $1,219 per combined shares of Class A and Class B Common Stock of Parent. To clarify, the value of the put rights derived from the right of the holders to put shares to Parent at the greater of (i) $1,000 per combined share of Class A and Class B Common Stock of Parent less any distributions made with respect to such shares and (ii) the fair market value of such shares as of the date of exercise.  As such, the put rights provided protection for the former executives against a decrease in share value of Parent for the one year period from January 2013.  In connection with the Gold-Schiffer Purchase, the put rights terminated and all claims under the employment agreements that contained the put rights were released.  As the fair value of the put rights on the date of closing of the Gold-Schiffer Purchase was zero, and no consideration can be attributed to the put rights on the date of closing of the Gold-Schiffer Purchase, all previously recorded expense relating to the put rights was reversed.

17. Financial Guarantees, page 86

3.              We reviewed your response to comment 9 in our letter dated February 5, 2014.  Please refer to Rule 1-02(aa) of Regulation S-X which defines a wholly-owned subsidiary as one for whom its parent (and/or the parent’s other wholly-owned subsidiaries) owns substantially all, rather than all, of its voting shares.  As previously requested, please revise to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis for your presentation under Rule 3-10 of Regulation S-X.

Response to Comment 3:

The Company advises the Staff that the subsidiary guarantors are 100% owned by the Company.  In response to the Staff’s comment, we will substitute “100% owned” for “wholly owned” in our future filings.

Form 10-Q for the Quarterly Period Ended December 28, 2013

Part I — Financial Information, page 2

Item 1. Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

1. Basis of Presentation and Summary of Significant Accounting Policies, page 8

Inventories, page 9

4.              Please describe in detail the recent sales trends of your slower moving inventory and new merchandising plan that resulted in the increase to your valuation allowances for excess and obsolete inventory.  In doing so, explain whether these factors existed in prior periods, and if so, why the valuation allowance was not previously increased as result of these factors.

Response to Comment 4:

The Company advises the Staff that the valuation allowance was solely the result of a new merchandising plan under the direction of a new chief executive officer.  Following the separation from the Company of Eric Schiffer, Jeff Gold and Howard Gold, effective January 23, 2013, as Chief Executive Officer, Chief Administrative Officer and Executive Vice President of Special Projects, respectively, of the Company and Parent.  Mr. Richard Anicetti and Mr. Michael Fung were appointed Interim President and Chief Executive Officer and Interim Executive Vice President and Chief Administrative Officer, respectively, of the Company and Parent and served until September 2013.  Mr. Stéphane Gonthier was appointed President and Chief Executive Officer of the Company and Parent on September 3, 2013.  Under the direction of Mr. Gonthier, during the quarter ended December 28, 2013, management undertook a company-wide review of our operations, including but not limited to sourcing, store execution, administrative costs and product mix.  As a result of this review, under the direction of management, we made changes to our merchandising strategy, including mark downs  or scrapping of certain slower moving inventory to make room for new merchandise, discontinuation of certain lower-volume SKUs and additional reserves for anticipated excess inventory based on the new merchandising plan. The Company recorded a charge to cost of sales and corresponding reduction in inventory of approximately $9.6 million.  This increase in reserves was a change in estimate in the quarter ended December 28, 2013 and was based on new management philosophy and direction. This change was the result of a change in the Company’s business plans under new management.

The Company confirms that there were no factors in prior periods that would lead to a conclusion that inventory reserves were not correct. In prior periods management undertook a review of inventory reserves that considered then current merchandising plans, sales trends, age of inventory and expiration dates, among other considerations.  Based on this evaluation, management concluded that inventory was properly recorded at lower of cost or market at each of those prior periods.

8.  Stock-Based Compensation, page 20

5.              Please tell us how you accounted for the cancellation and forfeiture of options as a result of the Gold-Schiffer Purchase referencing the authoritative literature that supports your accounting treatment.  In doing so, please tell us whether any compensation cost was recognized as a result of the purchase.  Refer to ASC 718-20-35-7.

Response to Comment 5:

The Company advises the Staff that the former executives (Eric Schiffer, Jeff Gold and Howard Gold) and Karen Schiffer were granted options to purchase shares of Class A and Class B Common Stock of Parent in March 2012. These options were to become exercisable over a five year service period and had terms of ten years.  On January 23, 2013, Eric Schiffer, Jeff Gold and Howard Gold separated from their positions as Chief Executive Officer, Chief Administrative Officer and Executive Vice President of Special Projects, respectively, of the Company and Parent, and as directors of the Company and Parent.  In accordance with their employment agreements, the Company accelerated vesting of their stock options and recorded additional stock-based compensation expense for the unamortized compensation cost of these awards in the fourth quarter of fiscal 2013 ended March 30, 2013.  Additionally, effective upon Karen Schiffer’s departure from the Company on February 15, 2013, the Company modified the option grant to her to fully vest her option award. The Company recorded additional expense for the modification of Karen Schiffer’s option grant in accordance with ASC 718-20-35-3 in the fourth quarter of fiscal 2013 that ended March 31, 2013. These options were to expire if unexercised in July 2015.  In October 2013, the Company made a payment of $7.8 million as part of the Gold-Schiffer Purchase to repurchase the fully-vested options and the put related to the shares underlying those options. The price paid was $219 per option, which was the difference between the strike-price of the option and the then fair value of Class A and Class B Common Stock. The repurchased put was deemed to have an immaterial value as the options were repurchased from the former executives at fair value.

In determining how to account for the cancellation and forfeiture of these options, the Company considered ASC 718-20-35-17.  According to ASC 718-20-35- 17, “The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”

We considered ASC 718-20-35-17 and noted that all of the options were fully vested at the time of the transaction. We also noted that the repurchase price of $219 per option did not exceed the fair value of the option on the transaction date.  As such, no incremental stock-based compensation cost was recognized in connection with the cancellation and forfeiture of these options.  The entire payment amount of $7.8 million was reflected as a reduction of the Company’s equity.

6.              Reference is made to the last sentence on page 21 in which you state compensation expense associated with options that vest based on performance conditions will not be recognized until the performance conditions are achieved.  Please tell us about these certain performance hurdles and the guidance in ASC 718 supporting this deferred accounting treatment.  In addition, please tell us your consideration of accruing compensation cost based on the probable outcome of a performance condition.  Refer to ASC 718-10-25-20.

Response to Comment 6:

The Company advises the Staff that Mr. Gonthier was granted 21,505 options on October 9, 2013, in connection with his employment as President and Chief Executive Officer of the Company and Parent. Of these options, 25% are subject to performance vesting.  Options with performance condition vest when all of the performance goals listed in Mr. Gonthier’s award agreement are achieved.  The performance goals are achieved when the following events occur:  (1) the returned capital (in cash or marketable securities) to Ares Corporate Opportunities Fund III, L.P., the Canada Pension Plan Investment Board and their respective affiliates (collectively, the “Sponsors”) is at least 50% of the amount invested by the Sponsors; (2) the Sponsor’s returned capital results in an internal rate of return (calculated in accordance with the option agreement) on the Sponsors’ invested capital greater than 20%; and (3) the value of Parent’s common stock triples (or greater) from the date of grant.  Generally, the performance options are immediately forfeited upon Mr. Gonthier’s termination of employment.  However, if Mr. Gonthier’s employment is terminated by the Company without Cause or by Mr. Gonthier for Good Reason (as each is defined in his employment agreement), the performance options will vest if the performance goals are achieved within 180 days after the date of his termination of employment.

The above mentioned performance hurdles contain actual performance and market conditions.  The performance condition will become probable of being met when the Company’s investors receive cash proceeds either from dividends or sale or exchange of shares of Parent’s common stock . The market conditions are met when the investors receive a specified rate of return on their investment in the Company and the fair value of Parent’s common stock triples from the fair value on the date of the grant.  The Company considered the guidance in ASC 718-10-25-20 noting that as of December 28, 2013 the performance condition was not probable of being satisfied, and as such no compensation expense has been recorded. The Company has high levels of debt and subject to debt covenants that severely restrict our ability to pay dividends to Parent.  The Company believes that the performance condition will not be probable of being met until either a change of control or an initial public offering of the Company’s shares (a “liquidity event”) is probable, and such liquidity event was not probable as of the date of the Company’s financial statements. If a liquidity event becomes probable, then the

Company will recognize stock-based compensation expense, regardless of whether or not market conditions are met. In future filings, the Company will revise its disclosure to indicate that expense will be recorded when it is probable the performance condition will be achieved.

For purposes of clarity, the Company advises the Staff that options granted to Mr.Gonthier, do not contain repurchase rights that would permit Parent to repurchase such shares at the lesser of the exercise price paid by the participant to exercise the option or fair market value of Class A and Class B Common Stock.

10. Income Taxes, page 23

7.              We reviewed your response to comment 13 in our letter dated February 5, 2014.  Please explain in detail the facts, circumstances and information existing at September 28, 2013 that supported release of the valuation allowance.  In addition, please explain in detail whether similar facts, circumstances and information existed at March 30, 2013.  Refer to ASC 740-10-30.

Response to Comment 7:

The Company advises the Staff that the California Enterprise Zone (“EZ”) Tax Credit Program was established by the California Trade and Commerce Agency in 1984. California EZ hiring credits were incentives designed to stimulate growth and development in selected areas within California.  The program’s goal was to promote job creation, attract new investment and retain business in particular areas or zones.  There were 42 enterprise zones authorized in California, and any business operating within the boundaries of an Enterprise Zone was eligible to claim hiring tax credits for wages paid to qualified employees (i.e. disabled, veterans, economically disadvantaged, etc.)

The utilization of these credits was limited to taxable income attributable to the specific enterprise zones in a given tax year, and for each of the last few years, the EZ hiring credit carry-forward has grown without the full utilization of the newly generated credits, although a certain amount of credits was utilized every year. As of March 31, 2012, the carry-forward for these credits was $8.4 million and the Company performed an analysis as to whether the EZ hiring credit carry-forward would be realizable.  We considered ASC 740-10-30-17 which states that:

“The Evidence on the realization of deferred tax assets turns on... Information about an entity’s current financial position and… historical information supplemented by all currently available information about future years...”

Further, we considered ASC 740-10-30-18, which states that:

“Future realization of the tax benefit of an existing carry-forward depends on the existence of sufficient taxable income… within the carry-forward period available under the tax law.”

As a result of the Merger that occurred in January 2012, the Company expected on a prospective basis that it would incur significant interest expense which would reduce its taxable income and use of these credits.  Pursuant to ASC 740-10-30-5(e), the Company determined that with the growth of EZ hiring credits year after year without full utilization at any given year and with the indefinite life of the EZ hiring credit carry-forward, sufficient negative evidence existed at March 31, 2012 that it is more likely than not that the EZ hiring credits will not be realizable in the future.  Due to the aforementioned negative evidence, a full valuation allowance was recorded against the EZ hiring credits at March 31, 2012.

During the fiscal year ending on March 30, 2013, the Company added $6.0 million of EZ hiring credits, while only utilizing $1.2 million on its California franchise tax return for the same fiscal year, resulting in a total of $14.2 million of EZ hiring credit carry-forward at the end of March 30, 2013. The Company again concluded that full valuation allowance against EZ hiring credits was needed at March 30, 2013.

In July 2013, the Governor of California signed into law Assembly Bill (“AB”) 93 and Senate Bill (“SB”) 90 that effectively eliminated the Enterprise Zone hiring credits for hires after December 31, 2013 and generally limited the carry-forward to ten years; however, this legislation left open unanswered questions about the administration of the EZ Tax Credit Program.  Specifically, since the enactment in July, several enterprise zones announced their intention to stop issuing vouchers well before the end of December 31, 2013 and questions were raised regarding the starting point of the ten year credit carry-forward period.  In September 2013, the Governor of California signed into law AB 106 and SB 100 which outlined an orderly demise for the program.  These laws clarified and amended certain elements of the EZ Tax Credit Program, including: (1) authorizing vouchering until January 1, 2015; (2) clarifying that all qualified hiring ends on December 31, 2013; and (3) clarifying that the ten tax-year carry-forward period for credits unused by December 2013 generally begins on January 1, 2014.

We considered ASC 740-10-45-15, which requires that the effects of a change in tax law or rates be recognized in the period that includes the enactment date.   As the law change was effected during the quarter ending September 28, 2013, the Company accounted for the effect of the law change in the second quarter ending on September 28, 2013.

As a result of the law change, the Company will not be able to generate additional EZ hiring credits after December 31, 2013.  Consequently, the Company will no longer be adding to its existing EZ credit carry-forward.  Rather, the Company will be able to utilize its EZ hiring credit carry-forward in subsequent taxable years consistent with the ten year carry-forward period provided in law.  Additionally, the Company will continue to open and invest in new stores in the enterprise zones at a rate consistent with the existing mix of enterprise zone stores to other California stores and investments, thereby increasing taxable income of the enterprise zones.  As a result of this law change, there is positive evidence that the Company will be able to realize its EZ hiring credit carry-forward that have historically been determined to be not realizable for income tax accounting purposes.  Pursuant to ASC 740-10-30-18(b), it is more likely than not that the Company will be able to utilize its EZ hiring credit carry-forward; thus, the valuation allowance on the EZ hiring credit carry-forward was released in the quarter ending September 28, 2013.

11. Commitments and Contingencies, page 23

Workers’  Compensation,  page  23

8.              Please describe in detail the significant increase in the severity of open claims that resulted in the increase of your workers’ compensation liability.  In doing so, please tell us when you began to see increases in the severity of open claims and explain why such a large increase in the liability was appropriate in the three months ended December 28, 2013 rather than in prior periods.

Response to Comment 8:

The Company advises the Staff that it self-insures for workers’ compensation claims in California.  The workers’ compensation accrual as of March 30, 2013, was determined with the assistance of an independent actuary. We utilize a third-party administrator (the “TPA”) to administer our workers’ compensation claims and we receive detailed reports from the TPA on a monthly basis. As such, management monitors our workers’ compensation claims and reserves on a monthly basis. Beginning in the quarter ended June 30, 2013, we began experiencing an increase in the severity of existing claims.  These claims are primarily legacy claims, which originated a number of years ago and the majority of these claims are litigated.  Costs related to litigated workers’ compensation claims are difficult to predict and therefore control, especially since open claims can increase in their severity over time as they are litigated. The Company did not adjust its workers’ compensation reserves at the end of the quarter ended June 30, 2013, as management did not believe that increased severity represented a new pattern or a trend. Rather, in the quarter ended September 28, 2013 and into the following quarter we continued monitoring the development of our workers’ compensation claims to see if the higher severity of cases would moderate or decrease.  In the middle of the third quarter ending December 28, 2013, based on continued negative trends in the severity of existing claims, management came to a believe that a new pattern had taken place.  At that time, we commissioned a full actuarial report which indicated that based on the adverse claim developments from April 2013 through the December 2013, an additional reserve of $38.1 million in the quarter ended December 28, 2013 was required.

The Company considered whether the additional $38.1 million reserve should be considered a prior period error or a change in estimate.  ASC 250-10-20 defines an error in previously issued financial statements as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared,” whereas a change in accounting estimate results from new information or subsequent developments, and accordingly, from better insight or improved judgment. The Company concluded that this was a change in estimate as the increases in severity of claims did not begin until the current fiscal year and were not determined to be part of a new negative trend until the quarter ended December 28, 2013.

Legal Matters, page 24

9.              We note that you cannot predict the amount of potential loss for certain legal matters. Please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response to Comment 9:

The Company advises the Staff that every quarter, the Company undertakes a multi-step assessment of all legal proceedings to determine if loss contingencies are: (i) probable (likely to occur) and estimable; (ii) reasonably possible (more than remote but less than likely); or (iii) remote (chance of occurrence is slight).

All active legal proceedings are reviewed at least quarterly by our attorneys and finance personnel. During these meetings, we discuss all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the opinions of legal counsel and other advisors related to each proceeding; (iv) our experience or the experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) whether there is uncertainty as to the outcome of pending appeals or motions; and (ix) whether there are significant factual issues to be resolved. At these meetings, we discuss (and eventually conclude): (1) whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; (2) whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or (3) whether a reasonable estimate cannot be made for a matter.

To the extent losses associated with each case are determined to be probable and estimable, a reserve is recorded in the financial statements. If the loss is determined to be reasonably possible, a further assessment is completed to determine whether or not an estimate of the potential loss can be made, and, if so, disclose an estimate of the possible loss or range of loss; provided, however, if a reasonable estimate cannot be made, we provide a disclosure to that effect.

The determinations are reviewed and discussed by the legal and finance executives, followed by a final determination of any potential liability in accordance with ASC 450-20. Disclosures also are drafted for the Forms 10-K and 10-Q.

For proceedings where there may be a reasonable possibility of loss, but where we are unable to estimate a range of loss, disclosure is consistent with ASC 450-20-50-5, which states that “disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.” We have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we either do not believe such exposure to be material, or we are unable to determine a range of reasonably possible losses. However, where appropriate we have included a statement to the effect that “[t]he Company cannot predict the outcome of this lawsuit or the amount of potential loss, if any, that it could face as a result of such lawsuit.”

13. Other Accrued Expenses, page 25

10.       Please explain why the accrued legal reserves and fees balance increased from March 30, 2013 to December 28, 2013.

Response to Comment 10:

The Company advises the Staff that the change in accrued legal reserves and fees is primarily due to the increase in general liability reserves in the third quarter of fiscal 2014 ended December 28, 2013. As noted in our response to Comment 9, on a quarterly basis the Company undertakes a careful analysis of all existing loss contingency cases, and determines the possibility of an unfavorable outcome.  If the likelihood of an unfavorable outcome is probable and a loss can be reasonably estimated, then a loss contingency is accrued in accordance with ASC 450-20-25-2. Most of our loss contingencies relate to general liability claims where the claimed loss occurred in current or prior periods. At any given time there might more than a hundred cases that the Company has to evaluate.  The Company maintains third-party insurance coverage that for all loss periods prior to May 31, 2013 limited our liability in any one general case to $150,000 and subsequently limits it to $500,000 per case.  As such, no individual case is material to our financials and no individual disclosures are made in our filings.  In September 2013, new management took over from interim management that had been in place since January 2013.  Under direction of the new management, during the quarter ended December 28, 2013, we undertook a case-by-case examination of our outstanding general liability cases with a view to determining which cases could be settled in the immediate timeframe as compared to continued litigation.  As a result of this new direction, we identified a significant number of cases where no accrual was previously needed as we previously concluded that the loss was not probable or we were unable previously to estimate a reasonable range of loss, but a reasonable range could now be established based on the estimated settlement amount.  As a result of this review, we recorded additional legal reserves of $2.9 million relating to open general liability cases in the quarter ended December 28, 2013.

The additional legal reserves were appropriately recorded in the quarter ended December 28, 2013 and were based on the developments that did not exist in prior periods.

*              *              *              *              *              *              *

In connection with this response letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (323) 881-1293.

Sincerely,

/s/ Frank Schools
Frank Schools
Chief Financial Officer

cc:	Stéphane Gonthier, 99 Cents Only Stores LLC
Pippa Bond, Proskauer Rose LLP